

BP 3/14

D STATES
... AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Extimated average burden hours per reponse...12.00

SEC FILE NUMBER
8-22821

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACAP FINANCIAL INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 WEST 200 SOUTH, SUITE 101
(No. And Street)

SALT LAKE CITY (City) UTAH (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIRK FERGUSON (801) 364-6650
(Area Code -- Telephone No.)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENSEN & KEDDINGTON, P.C.
(Name -- *if individual, state last, first, middle name*)

5292 SOUTH COLLEGE DR STE 101 (Address) SALT LAKE CITY (City) UTAH (State) 84123 (Zip Code)



CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ACAP FINANCIAL INC.

Financial Statements

For The Year Ended December 31, 2006

(Together With Independent Auditor's Report)


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
185
SECTION

ACAP FINANCIAL INC.
TABLE OF CONTENTS

Page

ACAP FINANCIAL INC.

Financial Statements

For The Year Ended December 31, 2006

(Together With Independent Auditor's Report)



Jensen & Keddington, P.C.
Certified Public Accountants

OATH OR AFFIRMATION

I, Kirk Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACAP FINANCIAL, INC., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Notary Public
KIM REESE
224 S. 200 W. Suite 100
Salt Lake City, UT 84101
My Commission Expires
November 22, 2010
State of Utah

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT

Mr. Kirk Ferguson
ACAP Financial, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of ACAP Financial Inc. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACAP Financial Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

February 16, 2007

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

ACAP FINANCIAL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

Assets		
Cash	$	93,452
Deposit with clearing organization - net		150,075
Receivables:		
Registered sales representatives		86,512
Commissions		96,925
Securities owned at market value		388,464
Deposits		3,964
Furniture and equipment, at cost,		
Less accumulated depreciation of $98,963		32,620
Other assets		3,300
Total Assets	$	855,312
Liabilities and Stockholder's Equity		
Liabilities		
Securities sold, not yet purchased, at market value	$	17,987
Accounts payable and accrued liabilities		41,584
Salaries and commissions payable		59,285
Trading deposits - payable to employees		9,000
Total Liabilities		127,856
Stockholder's Equity		
Common stock, .01 par value; 100,000 shares authorized, 50,000 shares issued and outstanding		500
Additional paid-in capital		639,932
Retained earnings		87,024
Total Stockholder's Equity		727,456
Total Liablities and Stockholder's Equity	$	855,312

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2006

Revenues:	
Commissions	$ 3,014,943
Net gains on trading accounts	86
Ticket Charges	435,362
Interest Income	11,823
Total Revenues	3,462,214
Expenses:	
Salaries	205,688
Commissions	1,774,234
Payroll taxes	18,817
Rent	54,934
Communications	172,124
Clearing	429,485
Professional services	34,442
Insurance	11,022
Depreciation	11,886
Regulatory fees	58,731
Travel and entertainment	18,365
Loss on disposal of furniture and equipment	225
Other	56,945
Total Expenses	2,846,898
Net Income	$ 615,316

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2005	$ 500	$ 639,932	$ (108,292)	$ 532,140
Net income			615,316	615,316
Withdrawals			(420,000)	(420,000)
Balance, December 31, 2006	$ 500	$ 639,932	$ 87,024	$ 727,456

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2006

Cash Flows From Operating Activities:	
Net income	$ 615,316
Adjustment to reconcile net income to net cash from operating activities:	
Depreciation	11,886
Loss on disposal of furniture and equiqment	225
(Increase) decrease in assets:	
Deposit with clearing organization - net	36,473
Receivables	(44,480)
Securities owned at market value	(170,664)
Increase (decrease) in liabilities:	
Securities sold, not yet purchased, at market value	1,991
Accounts payable and accrued liabilities	20,759
Salaries and commissions payable	(1,934)
Net Cash From Operating Activities	469,572
Cash Flows From Investing Activity:	
Purchase of equipment	(25,000)
Net Cash from Investing Activity	(25,000)
Cash Flows From Financing Activity:	
Dividends paid	(420,000)
Net Cash from Financing Activity	(420,000)
Net Increase in Cash	24,572
Cash, December 31, 2005	68,880
Cash, December 31, 2006	$ 93,452

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was initially incorporated under the laws of the State of Iowa. From its inception in 1978 through 1993, the Company's Articles of Incorporation were amended on a number of occasions for several name changes and for other purposes. In April 1993, the Company filed a Restated Articles of Incorporation with the Utah Division of Corporations. The Company is a securities broker and dealer dealing principally in over-the-counter securities. The Company is located in Salt Lake City, Utah and Palatine, Illinois. Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received.

Summary of Significant Accounting Policies:

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using an accelerated method over the estimated useful lives of five to seven years.

Securities Owned

Marketable securities in the Company's trading account are valued at market value. The resulting difference between cost and market (or fair value) is included in net gains on trading accounts.

Revenue Recognition

Securities transactions and related income and expense are recorded on a trade date basis, which is the day each transaction is executed.

Receivables

Receivables are recorded when transactions are executed. Receivables are written off when they are determined to be uncollectible. The Company has determined that all receivables are collectible, thus no allowance has been established. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Income Taxes

The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. In accordance with the provisions of such election, the Company's taxable income and losses are passed through to its stockholder; accordingly, no provision for income taxes has been made.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2006 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared though two broker-dealers on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to the clearing arrangement described above are netted into a single account called Deposit with Clearing Organization. Included in this account are the following:

Receivable from clearing organization for ticket charges and trading account profits	$	86,052
Deposit with the clearing organization		91,383
Payable to clearing organization for trade charges, Reg T extensions, transfer fees, trade cancellations, and trade corrections		(27,360)
	$	150,075

In addition to the deposits owed from the broker-dealer, commissions receivable in the amount of $96,925 were due at December 31, 2006.

NOTE 3 OPERATING LEASE

The Company has entered into lease agreements for the leasing of office space. The Illinois office space lease extended during 2006 with lease payments until May 2009. The Utah office space lease was extended during 2004, with lease payments until April 2009. The Utah and Illinois office space lease calls for future minimum lease payments under the agreement as follows:

Year		Amount
2007	$	62,105
2008		59,961
2009		19,299
	$	141,365

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At December 31, 2006, the Company had net capital of $513,242 which was $413,242 in excess of its required net capital of $100,000. The Company's net capital ratio was .21 to 1.

NOTE 5 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006 at market value of the related securities and could incur a loss if the market value of the securities increases subsequent to December 31, 2006.

NOTE 6 AVAILABILITY OF ANNUAL AUDIT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of December 31, 2006 is available for examination at the main office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

ACAP FINANCIAL INC.
COMPUTATION OF NET CAPITAL
December 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	727,456
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		727,456
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition		(126,395)
Net capital before haircuts on securities positions		601,061
Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f)):		
Trading and investment securities - other securities		(60,269)
Undue Concentration		(27,550)
Net Capital	$	513,242

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	7,324
Minimum of dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		100,000
Net capital requirement (larger of the above)		100,000
Excess net capital	$	413,242
Excess net capital at 1000%	$	502,255

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total A.I. Liabilities from Statement of Financial Condition	$	109,869
Adjustment to aggregate indebtedness		-
Total aggregate indebtedness	$	109,869
Ratio of aggregate indebtedness to net capital		.21 to 1

ACAP FINANCIAL INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
December 31, 2006

Net capital as reported in Company's FOCUS report, December 31, 2006	$	513,242
Audit adjustments		-
Net capital per audit, December 31, 2006	$	513,242

ACAP FINANCIAL INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2006

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of Clearing Firms:

Clearing firm SEC #: 8-31464
Clearing firm name: Alpine Securities Corporation
Product Code: Equities

Clearing firm SEC #: 8-53595
Clearing firm name: Legent Clearing
Product Code: Equities



Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Mr. Kirk Ferguson
ACAP Financial Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of ACAP Financial Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and Maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control component does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

February 16, 2007

END